Filed by Barclays PLC Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Companies:
Barclays PLC
(Commission File No. 1-09246)
Barclays Bank PLC
(Commission File No. 1-10257)
ABN AMRO Holding N.V.
(Commission File No. 1-14624)
ABN AMRO Bank N.V.
(Commission File No. 1-14624-05)
SEC Filings and this Filing: Important Information
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States , the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Accordingly, copies of offering materials are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.
In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9 and has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs in certain jurisdictions worldwide.
INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

On October 5, 2007, Marcus Agius, Chairman of Barclays, sent the following letter to Barclays shareholders:
Marcus Agius
Barclays PLC
Chairman
1 Churchill Place
London
E14 5HP
Dear Shareholder,
I am writing this letter to brief you on the subject of ABN AMRO. This letter is for information only: you need take no action on receiving it.
You will have seen that on 5 October we let our offer for ABN AMRO lapse. This letter allows me to thank you for your very strong support for our offer, and also to explain what lapsing the offer means for Barclays.
We structured our offer to meet the strict financial criteria that we always apply to merger and acquisition activity and to protect the interests of Barclays shareholders. By linking the value of our offer to the value of Barclays shares rather than offering a fixed price for ABN AMRO, we have shielded Barclays shareholders from overpaying in an environment where bank share prices have declined.
In the light of the higher, substantially cash-based offer for ABN AMRO from a consortium of banks, we have not obtained enough acceptances of our offer from ABN AMRO shareholders to win control of ABN AMRO. We have therefore let our offer lapse and have requested from ABN AMRO the €200 million break fee to which we are contractually entitled. This break fee will significantly exceed the costs of our offer.
As I explained in April, the ABN AMRO deal was a continuation — in fact, an acceleration — of our existing strategy and it presented an opportunity that your Board felt was right to explore. While the Board is naturally disappointed that our offer was not successful, pursuing ABN AMRO was fully consistent with the strategy that has enabled us to increase Barclays profits significantly over recent years by diversifying our earnings base and our strategy remains intact and unaltered.

In managing our portfolio of businesses, our objective has been to maximise the alignment between Barclays and the sources of growth in the global financial services industry. That growth will be very large in the years ahead and Barclays is well placed to benefit from it. In this regard, I am particularly encouraged by the partnership that we have recently agreed with China Development Bank. We are already developing mutually beneficial business opportunities and we expect to generate a substantial increase in our business with Chinese institutions both within and outside China as a result. We are also pleased that Temasek has made a significant investment in Barclays shares. These major investments represent a strong vote of confidence in Barclays and the strategy we are pursuing.
We will continue with a share buyback programme to offset the dilution to existing shareholders from the subscription of new shares by China Development Bank and Temasek in August.
I am pleased with the way our management team conducted the campaign for ABN AMRO and am grateful to all our employees who have remained focused on delivering results for shareholders and serving our customers.
Yours sincerely,
Marcus Agius
Chairman